             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. )*

                            Mattel, Inc.
                      (Name of Issuer)

                           Common
               (Title of Class of Securities)

                                 577081102
                         (CUSIP Number)


     Check the following box if a fee is being paid with this statement X

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                          Page 1 of 10 Pages
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______________________________________________________________

                             13G

CUSIP NO.577081102                  PAGE 2 OF 10 PAGES

______________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OPPENHEIMER GROUP, INC.
    I.R.S. NO. 13-3331657
______________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                                             (b)  X
______________________________________________________________
3   SEC USE ONLY

______________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY6   SHARED VOTING POWER

OWNED BY        15,123,301
_______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING       0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH              15,123,301
______________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                  15,123,301
______________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

______________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.85%
______________________________________________________________
12  TYPE OF REPORTING PERSON

    HC
______________________________________________________________
PAGE

______________________________________________________________

                             13G

CUSIP NO. 577081102                PAGE 3 OF 10 PAGES

______________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OPPENHEIMER CAPITAL
    I.R.S. NO. 13-3413767
_____________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                                             (b)  X
______________________________________________________________
3   SEC USE ONLY

______________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY6   SHARED VOTING POWER

OWNED BY        15,105,543
            _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING       0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH               15,105,543
______________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   15,105,543
______________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

______________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.84%
______________________________________________________________
12  TYPE OF REPORTING PERSON

    IA
______________________________________________________________
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                                     Page 4 of 10 Pages
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        Schedule 13G
          Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement X


Item 1(b)   Name of Issuer:  Mattel, Inc.


Item 1(b)Address of Issuer's Principal Executive Offices:

        333 Continental Blvd., El Segundo, CA 90245-5012

Item 2(a)   Name of Person Filing:

            Oppenheimer Group, Inc.

Item 2(b)   Address of Principal Business Office:

            Oppenheimer Tower, World Financial Center
            New York, New York 10281

Item 2(c)   Citizenship:

            Inapplicable

Item 2(d)      Title of Class of Securities:

            Common

Item 2(e)   CUSIP Number:077447100


Item 3(g)____X____Parent Holding Company, in accordance with
                    Section 240.13d - 1(b)(1)(ii)(G)
                    See Exhibit I hereto

Item 4(a)   Amount Beneficially Owned:

                Oppenheimer Group, Inc.      - 15,123,301 *

Item 4(b)   Percent of Class:

                Oppenheimer Group, Inc.      - 6.85%   *

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

PAGE
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                                         Page 5 of 10 Pages
Item 4(c)(i)Sole Power to Vote or to direct the vote -
                Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)Shared power to vote or to direct the vote -
                Oppenheimer Group, Inc.   -15,123,301     *

Item 4(c)(iii)Sole power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)Shared power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   -15,123,301 *


Item 5      Ownership to Five Percent or Less of a Class:
                Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of
                Another Person:

                See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company:

                See Exhibit II hereto

Item 8      Identification and Classification of Members of the Group:
                Inapplicable

Item 9      Notice of Dissolution of Group:
                Inapplicable

Item 10     Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 1, 1996

Signature:      By: /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

PAGE

                                   Page 6 of 10 Pages



                     EXHIBIT A


    The Managing General Partner of Oppenheimer Capital, a registered investment adviser, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Capital to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.





MIK8-exhibit.A/2

                                        Page 7 of 10 Pages
                        EXHIBIT I
  Oppenheimer Group, Inc. ("Group") is a holding and service company owning, directly or indirectly, a variety of companies engaged in the securities business, including the companies identified on the exhibit to this Schedule 13G. 86.39% of the issued and outstanding common stock of Group is owned by Oppenheimer & Co., L.P. ("Oppenheimer LP") a Delaware limited partnership formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by officers and employees of Oppenheimer & Co., Inc., an indirect wholly-owned subsidiary of Oppenheimer LP. 16.61% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement.

  This Schedule 13G is being filed by Group as a parent holding company pursuant to the provisions of Rule 13d-1(b)(2) on behalf of Oppenheimer LP and Group's subsidiary companies and/or certain investment advisory clients or discretionary accounts of such subsidiaries named herein to report their collective beneficial ownership of 15,123,301 Common Stock of the Issuer aggregating more than five (5%) percent of such 220,849,000 shares outstanding. Management of the affairs of Group's subsidiaries and of certain investment advisory clients, including decisions respecting disposition and/or voting of the shares of Common Stock of the Issuer, resides in the respective officers and directors of such companies and is not directed by Group or Oppenheimer LP.
PAGE

                                               Page 8 of 10 Pages
  Accordingly, the filing of this Schedule 13G by Group is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by Group, Oppenheimer LP or any such intermediary company of the shares of Common Stock of the Issuer owned by such subsidiaries or investment advisory clients, or by any such subsidiary of shares of Common Stock of the Issuer owned by any other such subsidiary, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.

MIK8-EXHIBITO.I95
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                                                 Page 9 of 10 Pages



                           EXHIBIT II

 The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as
 Item 3(a), and Oppenheimer Capital which would be classified as Item 3(e).


  MIK8-EX-IIB


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                                           Page 10 of 10 Pages


                    EXHIBIT III



  The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Mattel, Inc. is filed on behalf of the undersigned.



  DATED:  February 1, 1996



                                  OPPENHEIMER CAPITAL


                             By: /s/ Robert I. Kleinberg
                                 Robert I. Kleinberg
                                 Vice President & Secretary of
                                 Oppenheimer Financial Corp.,
                                 The Managing General Partner.




MATTEL.196